Exhibit 12
The AES Corporation and Subsidiaries
Statement Re: Calculation of Ratio of Earnings to Fixed Charges
(in millions, unaudited)

	2014	2013	2012	2011	2010
Actual:
Computation of earnings:
Income from continuing operations before income taxes and equity in earnings of affiliates	$1,576	$1,048	$230	$2,260	$1,799
Fixed charges	1,565	1,580	1,674	1,779	1,715
Amortization of capitalized interest	21	20	18	9	2
Distributed income of equity investees	28	2	5	25	14
Less:
Capitalized interest	(75)	(58)	(87)	(152)	(145)
Preference security dividend of consolidated subsidiary	(5)	(6)	(6)	(4)	(4)
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	(26)	(40)	(4)	(2)	(4)
Earnings	$3,084	$2,546	$1,830	$3,915	$3,377

Fixed charges:
Interest expense, debt premium and discount amortization	$1,485	$1,516	$1,581	$1,623	$1,566
Capitalized interest	75	58	87	152	145
Preference security dividend of consolidated subsidiary	5	6	6	4	4
Fixed charges	$1,565	$1,580	$1,674	$1,779	$1,715
Ratio of earnings to fixed charges	1.97	1.61	1.09	2.20	1.97